EXHIBIT 99.5

RADVISION LTD.
Press Release

Corporate Contact:	Media Relations:	Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 512-328-4617	Tel: +1 203-972-0186
cfo@radvision.com	rromano@radvision.com	junefil@optonline.net

NEW ZEALAND NATIONAL RESEARCH & EDUCATION NETWORK DEPLOYS NEXT GENERATION HD VIDEO CONFERENCING SOLUTION FROM RADVISION

RADVISION’s SCOPIA Elite Conferencing Solution Supports More than 220,000 Students, Researchers and Educators at over 60 New Zealand Universities, Research Institutes and Government Agencies

TEL AVIV, June 23, 2010 – RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced that RADVISION SCOPIA Elite MCUs have been deployed on the Kiwi Advanced Research & Education Network (KAREN) to support more than 220,000 users at over 60 New Zealand universities and higher education organizations, research institutes and government agencies.

“RADVISION’s SCOPIA Elite Conferencing Solution, coupled with SCOPIA Desktop, is ideal for the education sector,” said Eitan Livne, General Manager of RADVISON’s Asia Pacific territory.  “The system’s HD multi-party conferencing capabilities and easy to use software allow anyone with a PC or Mac to join a video conference without purchasing an expensive client license.  We deliver our education industry customers a very effective deployment model as they can distribute the HD video conferencing client to the entire student and faculty base without incurring additional costs.”

KAREN is the exclusive broadband network, linking education, research and innovation organizations in New Zealand.  KAREN serves thousands of researchers, educators, and scholars from Crown Research Institutes, universities, libraries, schools, polytechnics, museums and private sector partners across New Zealand.  The network also connects with similar high-speed national research and education networks across the world, through international connections to Sydney and Seattle.

The KAREN video conferencing service is owned and operated by Research and Education Advanced Network New Zealand Ltd. (REANNZ) for KAREN members.  As an independent, non-profit company, REANNZ works on behalf of its members to provide best-value, advanced connectivity, and aggregates demand to procure services that help increase the value of membership.

“Video conferencing is an essential tool for the KAREN community and use of the technology for research, teaching and the day-to-day business of our Members has sky-rocketed over the last three years,” said Dr. Chris Litten, REANNZ Member Engagement Manager.  “RADVISION’s SCOPIA Elite was selected to meet our growing video conferencing needs after a competitive process because it provided the functionality we needed at an industry-leading price point.”

REANNZ deployed RADVISON’s recently introduced SCOPIA Elite Conferencing Solution.  SCOPIA Elite is the industry’s first standards-based MCU with the combination of 1080p, 720p, and H.264 Scalable Video Coding (SVC).  Utilizing the latest in DSP technology, SCOPIA Elite supports telepresence to desktop connectivity and is the centerpiece of RADVISION’s comprehensive next generation conferencing solution.  The solution also provides HD desktop conferencing capabilities for the KAREN community through SCOPIA Desktop, making it easy to extend conferences to remote users.  This innovative solution allows users to share full voice, video and data, with traditional room systems, telepresence systems, desktops and mobile devices all in one conference.

 The Advanced Video Collaboration Centre (AVCC) in New Zealand which oversees day-to-day support of video conferencing between universities and institutions on KAREN viewed the SCOPIA Elite as the best solution on the market to meet the diverse needs of their community.

“Having the ability for anyone to effortlessly download SCOPIA Desktop and participate in an HD video conference from their PC or Mac, without worrying about firewalls, will dramatically increase the adoption, productivity and maintained use amongst universities and other institutions within New Zealand,” said Nathan Gardiner, General Manager of AVCC.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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